# EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement"), dated as of this 3rd day of December, 2007, by and between Dynamotive Personnel Services Corporation, a Virginia corporation (the "Corporation"), Dynamotive Energy Systems Corporation, a British Columbia company ("Parent Company"), and Tom Bouchard (the "Executive").

## *RECITALS*

WHEREAS, the Corporation desires the Executive's employment with the Corporation and the Executive wishes to accept such employment upon the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements of the parties set forth in this Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, agree as follows:

## ARTICLE I
## TERM OF EMPLOYMENT

**Section 1.1 Term of Employment.** The Corporation hereby agrees to employ the Executive and the Executive agrees to be employed by the Corporation in accordance with the terms and conditions set forth herein, for a period of two (2) years (the "Initial Term"), commencing as of January 1, 2008 (the "Effective Date"); subject, however, to earlier termination as expressly provided herein. This Agreement shall be automatically renewed for successive periods of one (1) year (a "Renewal Term"), unless either party gives the other party written notice of its election to not renew this Agreement at least six (6) months prior to the end of the Initial Term or any successive one (1) year period, in which event this Agreement shall terminate at the end of such Initial Term or Renewal Term. The period of Executive's employment, including the Initial Term and any Renewal Terms, by the Corporation pursuant to this Section is referred to as the "Employment Term." In the event that such notice of intent to terminate is properly delivered, this Agreement, along with all corresponding rights, duties and covenants, automatically shall expire at the end of the Employment Term (except as provided in Sections 3 and 4 hereof).

**Section 1.2 Position and Responsibilities.** During the Employment Term, the Executive shall serve as the Chief Operating Officer of Parent Company and the Executive shall report to the Chief Executive Officer of the Parent Company. The Executive shall have the same status, privileges and responsibilities normally inherent in such capacities in corporations of similar size and character.

**Section 1.3 Performance of Duties.** During the Employment Term, the Executive agrees to devote substantially his full time, attention and energies to the business of the Corporation and any entities to which the Executive shall have responsibilities hereunder, including without limitation the Parent Company (collectively, the "Corporation Group"), and will not engage in consulting work or any trade or business for his own account or for or on behalf of any other person, firm or corporation which competes or, in a material way, conflicts or

interferes with the performance of his duties hereunder. Subject to Section 4.1 hereof, the Executive may serve as a director of other corporations so long as such service does not interfere with the performance of his duties to the Corporation Group. Executive may, pursuant to Section 4.1, purchase and hold for investment less than two percent (2%) of the shares of any corporation whose shares are regularly traded on a national securities exchange or in the over-the-counter market, and any such purchase shall not be deemed a violation of this provision.

## ARTICLE II
## COMPENSATION

As remuneration for all services to be rendered by the Executive during the Employment Term, and as consideration for complying with the covenants herein, the Corporation shall pay and provide to the Executive the following:

**Section 2.1 Base Salary**. The Corporation shall pay the Executive a base salary in an amount which shall be established from time to time by the Corporation's Board of Directors (the "Board"), provided that such base salary shall not be less than two hundred sixty five thousand Dollars ($265,000.00) per year (the "Base Salary"). The Base Salary shall be paid to the Executive in installments throughout the year consistent with normal payroll practices of the Corporation, but no less frequently than one installment per month. The Base Salary shall be reviewed at least annually following the Effective Date to ascertain whether, in the sole judgment of the Board, the Base Salary should be increased, based on the performance of the Executive during the year, inflation and other factors deemed appropriate by the Board. If so increased, the Base Salary, as stated above, shall, likewise, be increased for purposes of this Agreement.

**Section 2.2 Car Allowance.** The Corporation shall provide to the Executive the gross sum of $1,250 per month as a car allowance.

**Section 2.3 Annual Bonus.** In addition to the Base Salary, the Executive shall be eligible to receive an cash annual bonus (the "Bonus") during the Employment Term upon achievement of certain milestones as established by, and on the basis of such 12 month periods (with any appropriate interim periods) as may be selected by, the Board. The Bonus shall be payable to the Executive in cash within seventy-five (75) days after the end of each applicable 12 month period (and, if applicable, each interim period) during the Employment Term, with the first 12 month period (or applicable interim period) commencing on January 1, 2008. If the applicable 12 month period is the calendar year, then the Bonus shall be payable to the Executive on or after January 1 and on or before March 15 immediately following such calendar year. This Bonus shall be based on a target of 50% of the Base Salary of the applicable 12-month or interim period. Determination of the actual percentage to be used shall be based on achievement by Executive of milestones and goals as established by the Board, after reasonable consideration of input from the Executive, at the commencement of each 12-month period.

**Section 2.4 Incentive Plans.** The Executive shall be eligible to participate in such profit-sharing, bonus, incentive and performance award programs as are made available generally to executive officers of the Corporation, such participation to be on a basis which is commensurate with the Executive's position with the Corporation (and in any event, a level of participation at least as favorable as that provided to executives with junior authority or duties); provided, however, that the Corporation shall not be required to duplicate under this Section 2.4

the Bonus under Section 2.3 by including the Executive in any other bonus, incentive or performance award program that is, in the judgment of the Board of Directors, duplicative of the Bonus, and the Bonus shall be in lieu of participation therein.

Further, on January 1, 2008, the Executive shall be granted, pursuant to an employee benefit plan with respect to which there will be a registration on Form S-8, 300,000 shares ("Shares") of restricted common stock of the Parent Company, all of which shall vest on January 1, 2010, except as otherwise provided herein, provided however, that no such shares will be issued and no dividends on such shares will be paid until Executive has paid to the Parent Company or Corporation all amounts that must be withheld relating to federal, state and local income and employment taxes, or the Executive and the Corporation and/or Parent Company have made satisfactory provisions for the payment of such taxes. In the event that Executive's employment is terminated by the Corporation for any reason other than Cause, the Shares will vest immediately. In the event that Executive's employment is terminated for Cause prior to January 1, 2010, Executive shall surrender to Parent Company a pro rata number of the Shares. The pro rata number of Shares to be surrendered in such an event shall be determined by multiplying (I) the number of Shares (300,000), by (II) a fraction, the numerator of which is 731 minus the number of days the Executive was employed by the Corporation from January 1, 2008 through December 31, 2009, and the denominator of which is 731, the total number of days in 2008 and 2009. Executive hereby pledges the Shares to the Corporation and Parent Company to secure (a) Executive's payment to the Corporation and/or Parent Company of any amounts required to be withheld from Executive, and (b) any Shares required to be surrendered to Parent Company upon Executive's termination for Cause; and in connection with such pledge, certificates evidencing the Shares shall be retained by the Parent Company. Executive, the Corporation and Parent Company agree that Executive's pledge hereunder shall be released on the later of (x) January 1, 2010, or (y) the date on which Executive, the Corporation, and/or Parent Company have made satisfactory provisions for the payment of any applicable taxes; and in connection with such release Parent Company shall deliver to Executive certificates evidencing the Shares.

The Parent Company believes that everyone who contributes to the success of the Parent Company (including the Corporation) should participate in such success. The Parent Company has approved an Incentive Stock Option Plan and will recognize exceptional performance with the issuance of stock incentives on a discretionary basis. The Executive will be granted 500,000 options to purchase shares of the common stock of the Parent Company, exercisable at the fair market value of the Parent Company's common stock as of the Effective Date and with 33.3% of such options vesting on the anniversary of the Executive's employment during the next three years. Accelerated vesting of these Shares and options granted pursuant to this Section 2.4 will occur in event of a change of control of the Parent Company or Corporation. Executive will also be eligible for further options grants as part of the annual incentive stock option plan grants to be determined solely by the Board.

**Section 2.5 Additional Benefits.** The Executive shall be entitled to receive employee benefits, including, without limitation, pension, disability, group, life, sickness, accident and health insurance programs and split-dollar life insurance programs, and prerequisites as are made available generally to executive officers of the Corporation, such participation to be on a basis which is commensurate with the Executive's position within the Corporation (and in any event, a

level of participation at least as favorable as that provided to executives with junior authority or duties).

In addition to the normal holidays on which the Corporation's offices will be closed, the Executive shall be entitled to four weeks of paid vacation for each year of continuous service. Vacation days shall accrue pro rata on a semi-monthly basis. The Executive acknowledges and agrees that vacation should be taken when earned, and may be carried forward to the next year only with the written consent of the Corporation.

**Section 2.6 Right to Change Plans.** By reason of Sections 2.4and 2.5. hereof, the Corporation shall not be obligated to institute, maintain, or refrain from changing, amending or discontinuing any benefit plan, program or prerequisite, so long as such changes, amendments or discontinuations are similarly applicable to executive employees generally.

**Section 2.7 General.** The Corporation shall pay or reimburse the Executive for all ordinary and necessary expenses, in a reasonable amount, which the Executive incurs in performing his duties pursuant to this Agreement, including, but not limited to, travel, entertainment, professional dues and subscriptions, and all dues, fees and expenses associated with membership in various professional, business and civic associations and societies of which the Executive's participation is in the best interests of the Corporation. The Executive shall within thirty (30) days of incurring such expense, submit such expenses for reimbursement and provide the Corporation with receipts where available.

## ARTICLE III
## TERMINATION

**Section 3.1 Termination Due to Retirement or Death.** In the event the Executive's employment is terminated during the Employment Term by reason of Retirement (as defined under the then established rules of the Corporation's retirement plans) or death, the Executive's benefits shall be determined in accordance with the Corporation's retirement, survivor's benefits, insurance, and other applicable programs then in effect. Upon the effective date of such termination, the Corporation's obligation under this Agreement to pay and provide to the Executive the elements of compensation described in Sections 2.1, 2.2, 2.3, 2.4 and 2.5 hereof shall immediately expire, except to the extent that the benefits described in Section 2.5 hereof continue after Retirement or death under the terms of the benefit plans and programs which apply generally to the Corporation's executives and except that the Executive shall receive all other rights and benefits in which he is vested pursuant to other plans and programs of the Corporation. In addition, the Corporation shall pay to the Executive (or the Executive's beneficiaries or estate, as applicable), a pro rata share of the Bonus for the applicable twelve month Bonus period in which employment under this Agreement is terminated, based on the results of the Corporation for such fiscal year. The pro rata amount of such Bonus shall be determined by multiplying the Bonus which otherwise would apply for the full applicable twelve month Bonus period by a fraction, the numerator of which is the number of days in such applicable twelve month Bonus period prior to the date of termination under this Section 4.1 and the denominator of which is the total number of days in such applicable twelve month (or interim) Bonus period. Such pro rata

Bonus shall be paid following the end of the Bonus period within the same time frame as provided in Section 2.3 hereof.

**Section 3.2 Termination Due to Disability.**

(a) In the event that the Executive becomes Disabled (as defined below) during the Employment Term and is, therefore, unable to perform his duties herein for more than one hundred twenty (120) total calendar days during any period of twelve (12) consecutive months, or in the event of the Board's reasonable expectation that the Executive's Disability will exist for more than a period of one hundred twenty (120) calendar days, the Corporation shall have the right to terminate the Executive's active employment as provided in this Agreement (a "Disability Termination"). However, the Board shall deliver written notice to the Executive of the Corporation's intent to terminate for Disability at least thirty (30) calendar days prior to the effective date of such termination (the "Disability Notice Period"). A Disability Termination shall become effective upon the end of the Disability Notice Period (the "Disability Termination Date"). Upon the Disability Termination Date, the Corporation's obligation to pay and provide to the Executive the elements of compensation described in Sections 2.1, 2.2, 2.3, 2.4 and 2.5 hereof shall immediately expire, except to the extent that the benefits described in Section 2.5 hereof continue after Disability under the terms of the benefit plans and programs which apply generally to the Corporation's executives and except that the Executive shall receive all rights and benefits in which he is vested pursuant to other plans and programs of the Corporation. In addition, the Corporation shall pay to the Executive a pro rata share of the Bonus for the applicable Bonus period, determined as provided in Section 3.1 hereof. The pro rata Bonus shall be paid following the end of the Bonus period within the same time frame as provided in Section 2.3 hereof.

(b) The term "Disability" shall mean for purposes of this Agreement, the incapacity of the Executive, due to injury, illness, disease or bodily or mental infirmity, to engage in the performance of substantially all of the usual duties of employment with the Corporation as contemplated by Article I hereof, such Disability to be determined by the Board upon receipt and in reliance on competent medical advice from one (1) or more individuals, selected by the Board, who are qualified to give such professional medical advice.

(c) It is expressly understood that the Disability of the Executive for a period of twelve (12) weeks or less in the aggregate during any twelve (12) consecutive months, in the absence of any reasonable expectation that his Disability will exist for more than such a period of time, shall not constitute a failure by the executive to perform his duties hereunder and shall not be deemed a breach or default of this Agreement and the Executive shall receive full compensation for any such period of Disability or for any other temporary illness or incapacity during the Employment Term.

**Section 3.3 Voluntary Termination by the Executive Without Good Reason.** The Executive may terminate this Agreement without Good Reason (defined below) at any time by giving the Board written notice of his intent to terminate this Agreement, delivered at least ninety (90) days prior to the effective date (the "Voluntary Termination Date") of such termination (the "Voluntary Termination Period"). Upon the expiration of the Voluntary Termination Period, the termination of this Agreement by the Executive shall become effective. The Corporation shall

pay the Executive the Base Salary, at the rate then in effect as provided in Section 2.1 hereof, through the Voluntary Termination Date, plus all other benefits to which the Executive has a vested right as of the Voluntary Termination Date (for this purpose, the Executive shall not be paid any Bonus with respect to the Bonus period in which voluntary termination under this Section 3.3 occurs or for any subsequent period). The Corporation and the Executive shall have no further obligations under this Agreement after the Voluntary Termination Date, except as set forth in Sections 4 and 5 hereof.

**Section 3.4 Involuntary Termination Without Cause or Termination by the Executive For Good Reason.** The Board may terminate the Executive's employment, as provided under this Agreement, at any time, for any reasons other than death, Disability, Retirement or for Cause (as defined in Section 3.5 hereof) (a "Termination Without Cause"), by notifying the Executive, in writing, of the Corporation's intent to terminate, at least thirty (30) calendar days (the "Without Cause Termination Period") prior to the effective date of a Termination Without Cause. The Executive may terminate this Agreement with Good Reason (a "Good Reason Termination") at any time by giving the Board written notice of his intent to terminate this Agreement at least thirty (30) calendar days ("Good Reason Termination Period") prior to the effective date of a Good Reason Termination and provided that the Corporation has not remedied any event or occurrence which constitutes Good Reason. Upon expiration of the Without Cause Termination Period or Good Reason Termination Period without the Good Reason event or occurrence having been remedied, as applicable, the Executive's termination shall become effective immediately. The effective date of such a Termination Without Cause by the Board and the effective date of a Good Reason Termination are both hereinafter referred to as the "Without Cause Termination Date". "Good Reason" shall mean (A) a material diminution in the Executive's responsibilities, it being understood that a change in title only does not constitute a material diminution, or (B) a decrease in Executive's then current Base Salary or material change in employee benefits provided to Executive, or (C) a request to move the Executive's principal place of employment to another location more than 50 miles from the Corporation's current headquarters in Arlington, Virginia, excluding in each case any action that is consented to by the Executive or remedied by the Corporation or Parent Company within 30 days after receipt of notice thereof from the Executive.

(a) Upon a Termination Without Cause by the Board or upon a Good Reason Termination, if the Executive (i) signs a Release of any and all claims related to his employment and termination thereof and (ii) delivers to the Corporation any property of the Corporation in Executive's possession, including without limitation any computers, cell phones, Blackberry or similar devices, or any accessories thereto, the Corporation (X) shall pay to the Executive within thirty (30) days after the Without Cause Termination Date, a lump sum of cash payment equal to the following:

| If the Without Cause Termination Date occurs | Then the cash payment is equal to: |
|---|---|
| Between Effective Date and December 31, 2008 | 12 months of Executive's then current Base Salary |
| Between January 1, 2009 and January 31, 2009 | 11 months of Executive's then current Base Salary |
| Between February 1, 2009 and February 28, 2009 | 10 months of Executive's then current Base Salary |
| Between March 1, 2009 and March 31, 2009 | 9 months of Executive's then current Base Salary |
| Between April 1, 2009 and April 30, 2009 | 8 months of Executive's then current Base Salary |
| Between May 1, 2009 and May 31, 2009 | 7 months of Executive's then current Base Salary |

| | |
|---|---|
| After June 1, 2009 | 6 months of Executive's then current Base Salary, |

and (Y) with effect from such Without Cause Termination Date, the Corporation shall provide to the Executive a continuation of his health and welfare benefits for a period equal to six (6) months. If for any reason the Corporation is unable to continue health and welfare benefits as required by the preceding sentence, the Corporation shall either provide equivalent benefits to the Executive or pay to the Executive within thirty (30) days after the Without Cause Termination Date a lump sum cash payment equal to the value to the Executive in Virginia of the benefits which the Corporation is unable to provide. Continuation of health benefits under this Section 3.4 will count against, and will not extend, the period during which benefits are required to be continued under COBRA.

(b) The term "Release" shall mean for the purposes of this Agreement that the Executive would agree to waive, release and forever discharge the Corporation, its parent, subsidiaries, officers, agents, attorneys and/or employees, from any and all claims, known or unknown, liquidated or unliquidated, that Executive may have relating to or arising out of his employment with the Corporation and the termination thereof. The Release includes, but is not limited to, any claims of wrongful discharge, breach of express or implied contract, fraud, misrepresentation, defamation, liability in tort, claims of any kind that may be brought in any court or administrative agency, any claims under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Employee Retirement Income Security Act, the Fair Labor Standards Act, the Family and Medical Leave Act, or any other federal, state or local law relating to the Executive's employment, employee benefits or the termination of his employment.

(c) In addition, upon a Termination Without Cause by the Board or a Good Reason Termination, the Corporation shall make a prorated payment of the Executive's Bonus for the applicable Bonus period in which termination occurs, calculated based upon the performance of the Corporation through the end of the month immediately preceding the Without Cause Termination Date (the "Without Cause Bonus"). Payment of the Without Cause Bonus shall be made in cash, in one (1) lump sum, at the same time payment of the Base Salary is made pursuant to Section 3.4(a) hereof. Furthermore, the Corporation shall pay the Executive all other benefits to which the Executive has a vested right at the same time, according to the provisions of each governing plan or program. The Corporation and the Executive thereafter shall have no further obligations under this Agreement after the Without Cause Termination Date, except as set forth in Sections 4 and 5 hereof.

**Section 3.5 Termination by the Corporation for Cause.**

(a) Nothing in this Agreement shall be construed as preventing the Board from terminating the Executive's employment under this Agreement for "Cause." In the event that this Agreement is terminated by the Board for "Cause", the Corporation shall pay the Executive his Base Salary through the effective date of the Executive's termination and the Executive shall immediately forfeit all rights and benefits (other than vested benefits) he would otherwise have been entitled to receive under this Agreement, including any right to a Bonus for the applicable Bonus period in which termination for Cause occurs. The Corporation and the Executive

thereafter shall have no further obligations under this Agreement, except as set forth in Sections 4 and 5 hereof.

(b) "Cause" includes but is not limited to the following, as determined by the majority vote of the Board of Directors of the Corporation: (i) a failure or refusal of the Executive to perform his duties hereunder, insubordination regarding express instructions of the Board of Directors or the Executive Committee thereof or the Chairman of the Board of Directors, or material breach by the Executive of one or more terms of his employment agreement; and the continuation of such failure, refusal, insubordination or breach by the Executive, or the failure by the Executive to remedy or cure such failure, refusal, insubordination or breach, to the reasonable satisfaction of the Board of Directors, within thirty (30) days after having been given written notice by the Corporation to cure such violation; (ii) any substantial dishonesty by the Executive in connection with the performance of his duties hereunder, habitual insobriety or misappropriation of the funds or property of the Corporation; (iii) the commission by or the conviction of or (subject to the proviso below) Indictment of the Executive for (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud (for which purpose "Indictment" means an indictment, probable cause hearing or reasonable cause with respect to such offense as defined by the laws of the Commonwealth of Virginia), provided, however, that such an Indictment shall not constitute Cause if the Executive shows to the reasonable satisfaction of the Board that there may not be probable cause or that there is substantial doubt as to whether there is probable cause for such Indictment; or (iv) any act or omission or behavior which violates or fails in any material way to comply with the requirements applicable to all employees of the Corporation, as set out from time to time in the Corporation's employee handbook, as and when such handbook is published and as such handbook is changed from time to time and such changes published.

## ARTICLE IV
## NON-COMPETITION

Executive understands that the Corporation Group invests significant resources in the research, development, and maintenance of its programs, business plans, customer information, intellectual property, and other confidential and proprietary information, and that Executive will have access to and knowledge of such information in the course of his performance of his duties under this Agreement. Executive further understands that the Corporation Group is a group of business entities that provide biomass to liquids "fast pyrolysis" technology; specifically, the Corporation Group's fast pyrolysis technology turns wood, agricultural waste biomass and energy crops into industrial fuel for power and heat generation, and the process also produces "Agrichar," a pure carbon char that can be used for soil enhancement and carbon sequestration (the "Company Services"). In light of these understandings, and in consideration of continued employment with the Corporation and other due and sufficient consideration, the receipt and sufficiency of which is hereby acknowledged by Executive, Executive agrees to the following obligations which are reasonably designed to protect the Corporation Group's legitimate business interests without unreasonably restricting Executive's ability to seek or obtain employment after Executive's employment with the Corporation terminates.

**Section 4.1 Prohibition on Competition.**

(a) Without the prior written consent of the Corporation, during the Employment Term, and for twelve (12) months following termination of this Agreement for any reason whatsoever, or from the date of entry by a court of competent jurisdiction of a final judgment enforcing this Agreement (whichever is later), the Executive shall not develop, create, design, market, provide or sell competitive Company Services within thirty (30) miles of any office of the Corporation Group.

(b) Notwithstanding subsection (a) above, the Executive shall be allowed to purchase and hold for investment less than two percent (2%) of the shares of any corporation whose shares are regularly traded on a national securities exchange or in the over-the-counter market.

**Section 4.2 Disclosure of Information.** The Executive recognizes that he has access to and knowledge of certain confidential and proprietary information of the Corporation Group which is essential to the performance of his duties under this Agreement, including without limitation, design specifications, program source codes, methodologies employed in providing Company Services, inventions or discoveries, research and development, pricing methodologies, contracts for Company Services, information concerning current or prospective customers, information concerning Corporation Group employees, business strategies and plans, Corporation Group financial information. copyrightable materials, and all written and graphic materials pertaining to the foregoing ("Confidential Information"). The Executive will not, during or after the Employment Term, in whole or in part, make use of any such Confidential Information for his own purposes, provided that this use restriction shall not apply after the Employment Term if and to the extent that such information has entered the public domain through no fault of the Executive. The Executive will not, during or after the Employment Term, in whole or in part, disclose such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, provided that after the Employment Term this disclosure restriction shall not restrict disclosure of such information by the Executive if and to the extent that such information has entered the public domain through no fault of the Executive, but shall continue to restrict the Executive from disclosing any use or possession thereof by the Corporation Group.

**Section 4.3 Covenants Regarding Other Employees.** During the term of this Agreement, and for twenty-four (24) months following termination of this Agreement for any reason whatsoever, or from the date of entry by a court of competent jurisdiction of a final judgment enforcing this Agreement (whichever is later), the Executive agrees not to attempt to induce any person who is, or within the two (2) years before the termination of Executive's employment was, an employee or consultant of the Corporation Group within Executive's office location, who directly reported to Executive, or with whom Executive had contact on any business plan or proposal, to terminate his or her employment with the Corporation Group, accept any employment with any other corporation or entity, or to interfere in a similar manner with the business of the Corporation Group.

**Section 4.4 Covenant not to Solicit Customers.** During the term of this Agreement, and for twelve (12) months following termination of this Agreement for any reason whatsoever, or from the date of entry by a court of competent jurisdiction of a final judgment enforcing this Agreement (whichever is later), the Executive agrees not to solicit, directly or indirectly, the

business of any Corporation Group Customer for the purpose of performing any services relating in any material way to any Company Services. For purposes of this Agreement, "Corporation Group Customer" means any company or entity with whom Executive, or any Corporation Group employee directly or indirectly reporting to the Executive, had any contact on behalf of the Corporation Group to develop, create, design, administer, sell, market or perform a Company Service within the twelve (12) month period immediately preceding Executive's termination date.

**Section 4.5 Specific Performance.** The parties hereto recognize that the Corporation Group will have no adequate remedy at law for breach by the Executive of the requirements of this Article 4 and, in the event of such breach, the Corporation and the Executive hereby agree that, in addition to the right to seek monetary damages, the Corporation Group will be entitled to an injunction, a decree of specific performance, mandamus, or other appropriate remedy to enforce performance of such requirements.

**Section 4.6 Severability.** The restrictions in Section 4 supplement and do not waive or supersede any other protections available at law or in equity. Section 4, and each of its subparts, is severable from all other provisions in this Agreement and all other subparts of Section 4. The Executive and Corporation specifically agree that the restrictions contained in Section 4 are reasonable in scope and necessary for the Corporation Group's protection, and should be enforced to the greatest extent possible. Therefore, if any court finds any portion of Section 4, or any subpart of it, to be unenforceable for any reason, the court shall have the authority and responsibility to modify the provision to eliminate any unenforceable portion and replace it with the greatest restriction permitted by applicable law.

**Section 4.7 No Defense.** The covenants in Section 4 shall be construed as an agreement ancillary to the other provisions of this Agreement, and the existence of any claim or cause of action of Executive against the Corporation Group, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Corporation Group of these covenants in Section 4.

## ARTICLE V
## INDEMNIFICATION

The Corporation hereby covenants and agrees to indemnify and hold harmless the Executive fully, completely and absolutely against and in respect to any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorneys' fees), losses and damages resulting from the Executive's good faith performance of his duties and obligations under the terms of this Agreement, subject to compliance with any applicable requirements and limitations imposed by the Corporation's Articles of Incorporation and Bylaws as in effect on the date hereof and applicable law.

## ARTICLE VI
## ASSIGNMENT

**Section 6.1 Assignment by the Corporation.**

(a) This Agreement may and shall be assigned or transferred to, and shall be binding upon and shall inure to the benefit of, any successor of the Corporation, and any such

successor shall be deemed substituted for all purposes of the "Corporation" under the terms of this Agreement. As used in this Agreement, the term "successor" shall mean any person, firm, corporation or business entity which at any time, whether by merger, purchase or otherwise, acquires all or substantially all of the assets of the business of the Corporation. Notwithstanding such assignment, the Corporation shall remain, with such successor, jointly and severally liable for all its obligations hereunder.

(b) Except as herein provided, this Agreement may not be otherwise assigned by the Corporation.

**Section 6.2 Assignment by the Executive.** The services to be provided by the Executive to the Corporation hereunder are personal to the Executive, and the Executive's duties may not be assigned by the Executive; provided, however, that this Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, and administrators, successors, heirs, distributees, devisees and legatees. If the Executive dies while any amounts payable to the Executive hereunder remain outstanding, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee or other designee or, in the absence of such designee, to the Executive's estate.

## ARTICLE VII
## DISPUTE RESOLUTION

**Section 7.1 Dispute Resolution.** All disputes or controversies arising under or in connection with this Agreement will be settled by binding arbitration, without prejudice to either party's right to an injunction against any breach of this Agreement. Such binding arbitration proceeding shall be conducted before a panel of three (3) arbitrators sitting in Arlington County, Virginia, in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association then in effect. Judgment may be entered on the award of the arbitrators in any court having competent jurisdiction.

**Section 7.2 Notice.** Any notices, requests, demands or other communications provided for in this Agreement shall be sufficient if in writing and if sent by registered or certified mail to the Executive at the last address he has filed in writing with the Corporation or, in the case of the Corporation, at its principal offices.

## ARTICLE VIII
## MISCELLANEOUS

**Section 8.1 Entire Agreement.** This Agreement supercedes any and all prior agreements or understanding, whether written or oral, between the parties hereto, or between the Executive and the Corporation, with respect to the subject matter hereof, and constitutes the entire agreement of the parties with respect hereto.

**Section 8.2 Representations and Warranties by Executive.** Executive represents and warrants to the Corporation that the execution and delivery by Executive of this Agreement does not, and the performance by Executive of Executive's obligations hereunder will not, with or

without the giving of notice or the passage of time, or both: (a) violate any judgment, writ, injunction, or order of any court, arbitrator, or governmental agency applicable to Executive; or (b) conflict with, result in the breach of any provision of or termination of, or constitute a default under, any agreement to which Executive is a party or by which Executive is or may be bound.

**Section 8.3 Modification.** This Agreement shall not be varied, altered, modified, canceled, changed, or in any way amended except by mutual agreement of the parties in a written instrument executed by the parties hereto or their legal representatives.

**Section 8.4 Severability.** In the event that any provision of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect.

**Section 8.5 Tax Withholding.** The Corporation may withhold from any benefits payable under this Agreement all Federal, state, city, or other taxes as may be required pursuant to any law or governmental regulation or ruling.

**Section 8.6 Beneficiaries.** The Executive may designate one or more persons or entities as the primary and/or contingent beneficiaries of any amounts to be received under this Agreement. Such designation must be in the form of a signed writing acceptable to the Board or the Board's designee. The Executive may make or change such designation at any time.

**Section 8.7 Board Committee.** Any action to be taken, or determination to be made, by the Board under this Agreement may be taken or made by the Compensation Committee or any other committee authorized by the Board to act on its behalf.

**Section 8.8 Governing Law.** To the extent not preempted by Federal law, the provisions of this Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Virginia.

**Section 8.9 Public Release.** The parties agree that no public release of the Executive's employment by the Corporation will be made prior to the Effective Date without the written consent of the parties.

IN WITNESS WHEREOF, the Executive, the Corporation, and the Parent Company have executed this Agreement as of the date first above written.

Dynamotive Personnel Services Corporation,
a Virginia corporation

By: ______________________
Name: R Andrew Kingston December 7, 2007
Title: President

Dynamotive Energy Systems Corporation,
a British Columbia company

By: [signature] December 7, 2007

Name: R. Andrew Kingston

Title: President and CEO

EXECUTIVE

[signature]

Thomas Bouchard

December 3, 2007

M863119